TDC Completes EUR 1bn Bond Issue

COPENHAGEN, Denmark, Jan. 16, 2003 (PRIMEZONE) -- Today, TDC (NYSE:TLD) finalized the pricing of EUR 1bn 7-year bonds with the following details:

 Size: 1bn
 Currency: EUR
 Maturity: January 28, 2010
 Coupon: 5.20%
 Price: 99.585
 Spread(a): 125

 (a) Spread compared to Euro mid swap rate and measured in basis points.

The proceeds from the offering are expected to be used to buy the remaining interests of the minority shareholders in TDC Switzerland in accordance with an option arrangement.

The issue is lead managed by Goldman Sachs International, Schroder Salomon Smith Barney and UBS Warburg and senior co-lead managed by Danske Bank, Nordea and SEB.

"We are satisfied with the significant interest for TDC's new 7-year bond. We see it as a reflection of investors trust in TDC's financial position and future earnings potential," said Hans Munk Nielsen, Chief Financial Officer. Schroder Salomon Smith Barney can undertake trading in the bond for the purpose of price stabilisation. This is in accordance with the stabilisation rules of FSA (Financial Services Authority).

TDC is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

 Shares: Copenhagen Stock Exchange
 Reuters TDC.CO
 Bloomberg TDC DC
 Nominal value DKK 5
 ISIN DK0010 253335
 Sedol 5698790

 Shares: New York Stock Exchange
 Reuters TLD.N
 Bloomberg TLD US
 One ADS represent one half common share
 ISIN US8723 6N1028
 Sedol 2883094

CONTACT:  TDC A/S
          Investor Relations
          +45 3343 7680
          www.tdc.com